NEWS RELEASE

Drilling Returns Additional High Grade Gold Intercepts

From New Polaris Project, BC

October 3, 2006 - Vancouver, Canada - Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announces that recent infill drilling at the New Polaris project in northwestern British Columbia has returned additional high-grade gold intercepts, including 23.0 gpt gold over 5.9 m (0.67 oz per ton over 19.4 ft) and 43.4 gpt gold over 2.0 m (1.27 opt over 6.6 ft) in hole 270SW-2.

Drilling highlights from five of the latest six drill holes were as follows:

Hole	From	Length	Gold	Length	Gold
(No.)	(m)	(m)	(gpt)	(ft)	(opt)

1768E-2	259.2	3.5	17.9	11.5	0.52
incl.	260.9	0.4	27.0	1.3	0.79

1768E-3	329.6	2.5	9.1	8.2	0.27
incl.	331.7	0.4	19.2	1.3	0.56

270SW-2	201.6	5.9	23.0	19.4	0.67
incl.	202.6	2.0	43.4	6.6	1.27

270SW-3	239.5	12.65	7.4	41.5	0.22
incl.	242.15	0.85	30.4	2.8	0.88
and	262.0	2.0	17.5	6.6	0.51
incl.	262.0	0.9	28.0	3.0	0.82

330SW-11	361.0	2.5	6.6	8.2	0.19

True widths range from approximately 64% to 87% of core lengths.

Drill hole 300SW-9A intersected an uncharacteristically narrow width of low-grade mineralization immediately adjacent to an uncharacteristically wide part of the #1 fault.  The nearest up-dip drill hole, 300SW-8, intersected 8.9 gpt gold over 35.0 m.  The nearest down-dip drill hole, 330SW-11, intersected 6.6 gpt over 2.5 m on the other side of the #1 fault.  Therefore, it would appear that the C vein in hole 300SW-9A has been at least partially cut-off or off-set by the #1 fault.

For drill hole locations, refer to the C Veins Longitudinal Section on Canarc’s website www.canarc.net. All previous drill holes are shown as solid circles, proposed 2006 hole locations are shown as open circles and the holes reported in this news release are shown as stars. Note that this year’s drill hole numbers refer to location along the section lines, not chronological sequence. Therefore, previous drill holes located along the section lines will cause some gaps to appear in this year’s drill hole number sequence.

Each of the drill holes reported herein are within the central part of the C vein system proximal to the #1 fault and fill in gaps in the previous drill hole pattern. The strong arsenopyrite (quartz-carbonate) mineralization intersected in these holes is consistent with most previous drill holes within the C vein.

James Moors, B.Sc., P.Geo, is the Qualified Person supervising the 2006 drill program on the New Polaris property.  He has instituted a Quality Control sampling program of blanks, duplicates and standards to ensure the integrity of all assay results.   All drill core is split by Canarc personnel at the New Polaris camp, and then flown to Vancouver for assay by ALS Chemex.   The core samples are dried, crushed, split and a 30-gram sub - sample is taken for analysis.  Gold content is determined by fire assay with a gravimetric finish on samples containing greater than 1 gpt Au, and other trace elements are analyzed by atomic absorption .  ALS Chemex also us es its own standards for quality control checks .

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal asset is its 100% interest in the New Polaris gold deposit, British Columbia.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700,  tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.  We seek safe harbour.

CANARC RESOURCE CORP
New Polaris Project
C Veins
Inclined Longitudinal Section
plane at 55 degree dip
azimuth 051
azimuth 270
#1 Fault
450 Level
stope
stope
stope
stope
stope
stope
plane at 50 degree dip
-150m
-200m
-250m
-300m
100 m
-150 m
-200 m
-250 m
-300 m
-350 m
-400 m
OPEN
OPEN
OPEN
1615E
1646E
1676E
1707E
1737E
1768E
330SW
300SW
270SW
240SW
93-C26
93-C28
92-C08
93-C27
93-C34
92-C09
94-C24
91-C05
94-C25A
94-C32
SW1
300SW1
270SW2
93-C31
330SW1
89-18A
300SW2
90-04
360SW1
330SW2
270SW3
240SW3
94-C33
360SW2
90-01
330SW3
300SW3
240SW4
92-C12
330SW4
300SW4
270SW4
SW4.5
94-C36
240SW5A
91-C01
300SW5
270SW5
330SW5
94-C37
91-C03
SW6
91-C02
300SW6
270SW7
240SW7
240SW8
SW7
91-C04
91-C07
300SW7
270SW8
330SW9
300SW8
300SW9A
330SW10
330SW11
E1
E2
E3
E4
E5
E6
E7
90-07
1646E1
92-C21
90-05
1646E2A
92-C23
92-C13
1676E1
1707E1
1676E2
92-C17
92-C20A
92-C20
92-C18
92-C14
91-C06
92-C15
E3
90-03
1737E1
1676E4
1707E2
1707E3
90-06
E1
1646E5
92-C19
1646E6
1737E2
E5
94C39
1768E2
90-02
1737E3
92-C22
1646E7A
94-C38
E4
90-08
1615E8
1676E6
E4
E5
1646E8
1707E6A
1737E5
1676E7
1768E3
1615E8A
E4
1737E6
1615E9
1646E9
100 m
Key
Existing pierce point
New Infill pierce point
Phase III proposed pierce point
Oblique Mine Cutaway View Looking NNW
C
AJ
150
300
450
600
AREA SHOWN ON DIAGRAM

NEWS RELEASE

Canarc Closes Two Private Financings Totaling CA$4 Million

October 19, 2006 - Vancouver, Canada - Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announces it has closed on two private placement financings totaling CA$4.05 million, including CA$3.5 million in flow-through financing for the New Polaris gold project in northwestern B.C. and CA$0.5 million in non-flow-through financing for working capital.

These non-brokered private placements were well over-subscribed but the Company elected not to issue any shares in excess of the previously announced amounts at this time.

Canarc issued 4,300,000 flow-through units at CA$0.82 per unit to 21 subscribers, each unit comprised of one flow-through common share and one-half of one share purchase warrant, with each whole share purchase warrant exercisable to acquire one non-flow-through common share at an exercise price of CA$1.25 for one year.  Canarc also issued 700,000 non-flow-through units at CA$0.75 per unit to 3 placees, each unit consisting of one common share and one-half of one share purchase warrant, with each whole share purchase warrant exercisable to acquire one common share at an exercise price of CA$0.95 for one year.

On the flow-through financing, the Company paid cash fees totaling CA$208,196 and issued 247,800 broker warrants, each warrant exercisable to purchase one common share at CA$0.82 for a one year period from the date of closing.  For greater clarity, the news release announcing the two financings dated September 28, 2006 mistakenly disclosed the exercise price for the broker warrants as having the same terms and conditions as the share purchase warrants in the flow-through private placement, instead of the units; so the correct exercise price for the broker warrants is CA$0.82.  For the non-flow-through private placement, Canarc paid a cash fee of CA$5,850.  All of the securities issued pursuant to the two financings are subject to a standard four-month hold period expiring February 19, 2007.

The CA$3.5 million proceeds from the flow-through private placement will be used by Canarc to commence a Phase 4 work program as follows:

1.

Additional infill drilling of approximately 14 holes totaling 7,000 m,

2.

Accelerate engineering, metallurgical and environmental studies for an initial economic assessment of the project, and

3.

Mobilize 200 tonnes of fuel, mining equipment and supplies for a major underground dewatering and exploration program to commence in Q4, 2006

In addition to the CA$3.8 million in net proceeds from the two financings, Canarc currently holds approximately CA$2.6 million in cash and marketable securities.  The Company is now well funded for the next phase of work on the New Polaris property, as well as holding ample working capital for the evaluation of new acquisitions.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal asset is its 100% interest in the New Polaris gold property, British Columbia.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700,  tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.  We seek safe harbour.

NEWS RELEASE

Drilling Continues To Outline High Grade Gold Mineralization At New Polaris Project, BC;

October 23, 2006 - Vancouver, Canada - Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announces that the 2006 infill drilling program on the New Polaris property in northwestern BC continues to outline high grade gold mineralization in the C vein system.

Drilling highlights include higher grades such as 40.4 gpt gold over 1.9 m (1.18 oz per ton over 6.2 ft) in hole 330SW-6 and broader widths such as 14.0 m grading 10.9 gpt gold (45.9 ft at 0.32 oz per ton) in hole 1676E-5B. Significant drill intercepts are as follows:

Hole	From	Length	Gold	Length	Gold
(No.)	(m)	(m)	(gpt)	(ft)	(opt)

330SW-6	259.3	3.4	28.8	11.2	0.84
incl.	259.9	1.9	40.4	6.2	1.18

300SW-4.5	233.9	7.0	5.2	23.0	0.15
incl	238.4	2.5	8.3	8.2	0.24
and	261.0	8.1	11.9	26.6	0.35
incl.	261.0	2.5	25.6	8.2	0.75

1737E-4	280.4	1.5	5.9	4.9	0.17

1676E-8A	386.3	0.75	8.7	2.5	0.25

1676E-5B	257.2	14.0	10.9	45.9	0.32
incl.	257.2	4.3	19.8	14.1	0.58
incl	260.6	0.9	44.7	3.0	1.30

1646E-4	200.95	6.45	13.9	21.2	0.41
incl.	202.55	1.6	28.4	5.2	0.83

1615E-5	228.1	0.9	13.4	3.0	0.39

1615E-6	247.4	2.05	17.8	6.7	0.52
True widths are approximately 64% to 79% of core lengths.

In addition to the tabled drill results, Canarc also intersected low grade gold mineralization below a 5 gpt gold cut-off grade over narrow vein widths in drill holes 1615E-1, 1615E-4, 1707E-4, 240SW-3 and 240SW-4.5.

For drill hole locations, refer to the C Veins Longitudinal Section on Canarc’s website www.canarc.net. All previous drill holes are shown as solid circles, proposed 2006 hole locations are shown as open circles and the holes reported in this news release are shown as stars. Note that this year’s drill hole numbers refer to location along the section lines, not chronological sequence. Therefore, previous drill holes located along the section lines will cause some gaps to appear in this year’s drill hole number sequence.

Each of the drill holes reported herein intersected arsenopyrite (quartz-carbonate) vein mineralization filling fractures and replacing wall-rocks, typical of the C vein system. Based on the 50 drill holes reported to date in 2006, some observations on the geological controls of mineralization can be made at this time that should assist in guiding future drilling programs and the resource estimation process.

The thicker and richer drill intercepts tend to occur in association with more massive, fine grained, volcaniclastic host rocks; where the C vein fault structure flexes along strike and dip; and in the vicinity of the No. 1 fault. The narrower and weaker drill intercepts appear to occur where the C vein structure intersects less permeable and brittle, coarse grained, intrusive host rocks, or where the C vein fault structure pinches down and weakens.

What is not fully understood at this time are the controls on the high grade, visible gold mineralization recently discovered along the western edge of the infill grid and the substantially thicker gold mineralized zones along the north-eastern margin of the infill drill grid.  Additional drill is being carried out in these two areas.

James Moors, B.Sc., P.Geo, is the Qualified Person supervising the 2006 drill program on the New Polaris property.  He has instituted a Quality Control sampling program of blanks, duplicates and standards to ensure the integrity of all assay results.   All drill core is split by Canarc personnel at the New Polaris camp, and then flown to Vancouver for assay by ALS Chemex.   The core samples are dried, crushed, split and a 30-gram sub - sample is taken for analysis.  Gold content is determined by fire assay with a gravimetric finish on samples containing greater than 1 gpt Au, and other trace elements are analyzed by atomic absorption .  ALS Chemex also us es its own standards for quality control checks .

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal asset is its 100% interest in the New Polaris gold deposit, British Columbia.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700,  tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.  We seek safe harbour.

CANARC RESOURCE CORP.
New Polaris Project
C Veins
Inclined Longitudinal Section
plane at 55 degree dip
azimuth 051
azimuth 270
#1 Fault
450 Level
stope
plane at 50 degree dip
OPEN
100 m
-150 m
-200 m
-250 m
-300 m
-350 m
-400 m
1615E
1646E
1676E
1707E
1737E
1768E
330SW
300SW
270SW
240SW
1615E1
1615E4
1615E5
1615E6
1646E4
1676E5B
1676E8A
1707E4
1737E4
300SW4.5
330SW6
E3
E7
E4
SW1
330SW7
1615E9
Key
Existing pierce point
New Infill pierce point
Phase III proposed pierce point
Oblique Mine Cutaway View Looking NNW
C
AJ
Polaris
150
300
450
600
AREA SHOWN ON DIAGRAM

NEWS RELEASE

Canarc Drilling Intersects Additional High Grade

Visible Gold Mineralization at New Polaris Property, BC.

November 21, 2006 - Vancouver, Canada - Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announces that recent drilling on the New Polaris property in northwestern B.C. has intersected additional high grade, visible gold mineralization.

Drill holes 1615E-7.5 and 1615E-9 both intersected visible gold mineralization, respectively about 20 m above and 100 m below the previously reported visible gold intercept in drill hole 1615E-8, which assayed 44.7 gpt gold over a 6.2 m length (1.3 oz per ton over 20.3 ft) including 108.0 gpt over 1.0 m (3.15 oz per ton over 3.3 ft).

Hole 1615E-7.5 returned 22.5 gpt over 3.05 m (0.66 oz per ton over 10.0 ft), including 48.9 gpt over 0.6 m (1.43 oz per ton over 2.0 ft), and hole 1615E-9 intersected 16.1 gpt over 12.4 m (0.47 oz per ton over 40.7 ft) including 118.5 gpt over 0.9 m (3.45 oz per ton over 3.0 ft). The latest significant drill intercepts are summarized in the attached table.

For drill hole locations, refer to the C Veins Longitudinal Section on the New Polaris Project page on Canarc’s website. All previous drill holes are shown as solid circles, proposed 2006 hole locations are shown as open circles and the holes reported in this news release are shown as stars. Note that this year’s drill hole numbers refer to location along the section lines, not chronological sequence. Therefore, previous drill holes located along the section lines will cause some gaps to appear in this year’s drill hole number sequence.

Holes 1615E-7.5 and 1615E-9 exhibit the same native gold-stibnite (quartz-carbonate) mineralization as hole 1615E-8 whereas the other holes reported herein display the more common arsenopyrite-pyrite (quartz-carbonate) veining normally found at New Polaris. The visible gold-stibnite mineralization appears to be spatially related to a late-stage aplite dike and also appears to thicken and remain open at depth.

James Moors, B.Sc., P.Geo, is the Qualified Person supervising the 2006 drill program on the New Polaris property.  He has instituted a Quality Control sampling program of blanks, duplicates and standards to ensure the integrity of all assay results.   All drill core is split by Canarc personnel at the New Polaris camp, and then flown to Vancouver for assay by ALS Chemex.   The core samples are dried, crushed, split and a 30-gram sub - sample is taken for analysis.  Gold content is determined by fire assay with a gravimetric finish on samples containing greater than 1 gpt Au, and other trace elements are analyzed by atomic absorption .  ALS Chemex also us es its own standards for quality control checks .

Drill cores that contain visible gold were prepared differently for assay than the normal cores in order to minimize the nugget effect.  Core samples were dried, crushed, split and a 1000-gram sub-sample taken for analysis. Each sample pulp was passed through a 100mm (Tyler 150 mesh) stainless steel screen. Any material remaining on the screen (+100mm fraction) was retained and analyzed in its entirety by fire assay with gravimetric finish and reported as the Au (+) fraction. The material passing through the screen (-100mm fraction) was homogenized and two sub-samples were analyzed by fire assay with an AAS finish. The average of the two AAS results is taken and reported as the Au (-100) fraction result.  All three values are used in calculating the combined gold content of the plus and minus fractions. In the assayers report, the gold values for both the +100 and -100 micron fractions are reported together with the weight of each fraction as well as the calculated total gold content of the sample.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal asset is its 100% interest in the New Polaris gold deposit, British Columbia.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700,  tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.  We seek safe harbour.

New Polaris Drill Results

Hole	From	Length	Gold	Length	Gold
(No.)	(m)	(m)	(gpt)	(ft)	(opt)

1585E-8	391.2	0.85	7.7	2.8	0.22

1615E-2	142.1	5.2	25.0	17.1	0.73
incl.	142.1	2.6	36.0	8.5	1.05

1615E-7.5	351.15	3.05	22.5	10.0	0.66
incl.	353.6	0.6	48.9	2.0	1.43

1615E-9	439.5	12.4	16.1	40.7	0.47
incl.	451.0	0.9	118.5	3.0	3.45

1813E-1	300.1	3.0	16.7	9.8	0.49
incl.	302.0	1.1	32.6	3.6	0.95

1813E-2	313.3	1.6	12.7	5.2	0.37
and	331.5	1.5	6.4	4.9	0.19
and	336.3	7.2	18.2	23.6	0.53
and	338.2	0.9	38.4	3.0	1.12

1813E-3	332.6	1.0	6.3	3.3	0.18
and	392.5	1.85	6.0	6.1	0.17
and	405.7	1.55	7.3	5.1	0.21
True widths are approximately 70% to 90% of core lengths.

CANARC RESOURCE CORP.
New Polaris Project
C Veins
Inclined Longitudinal Section
plane at 55 degree dip
azimuth 270
azimuth 051
#1 Fault
450 Level
stope
stope
stope
stope
stope
stope
plane at 50 degree dip
OPEN
OPEN
OPEN
-100 m
-150 m
-200 m
-250 m
-300 m
-350 m
-400 m
-150m
-200m
-250m
-300m
1615E
1646E
1676E
1707E
1737E
1768E
1813E
240SW
270SW
300SW
330SW
1615E2
1615E7.5
1585E8
1615E9
1813E1
1813E2
1813E3
E4
92-C21
92-C23
92-C20A
92-C20
92-C18
92-C14
92-C22
90-07
1646E1
90-05
1646E2A
1676E1
92-C13
1646E4
1615E4
1676E2
1707E1
92-C17
1615E5
91-C06
92-C15
90-03
1676E4
1707E2
1737E1
1615E6
1707E3
90-06
1768E1
1646E5
92-C19
1676E5B
1737E2
1646E6
94C39
1768E2
1737E3
90-02
1646E7A
94-C38
90-08
1615E8
1676E6
1707E4
1737E4
1646E8
1707E6A
1737E5
1676E7
1768E3
1615E8A
1737E6
1646E9
1676E8A
93-C26
93-C28
92-C08
93-C27
93-C34
92-C09
94-C24
91-C05
94-C25A
94-C32
300SW1
93-C31
270SW2
330SW1
89-18A
300SW2
90-04
360SW1
330SW2
270SW3
240SW3
94-C33
360SW2
90-01
330SW3
300SW3
300SW4
240SW4
92-C12
330SW4
270SW4
SW4.5
94-C36
300SW4.5
91-C01
270SW5
240SW5A
330SW5
300SW5
94-C37
91-C03
330SW6
91-C02
300SW6
270SW7
240SW7
240SW8
300SW7
91-C04
91-C07
270SW8
330SW9
300SW8
300SW9A
330SW10
330SW11
Key
Existing pierce point
New Infill pierce point
Phase III proposed pierce point
Oblique Mine Cutaway View Looking NNW
C
AJ
Polaris
150
300
450
600
AREA SHOWN ON DIAGRAM
100 m

NEWS RELEASE

Deepest Drill Hole of 2006 Drilling Program at New Polaris

Intersects 7.1 gpt Gold Over 10.2 m Length;

2006 Drill Program Now Complete, Independent N.I 43-101 Resource Estimate Now Underway

December 12, 2006 - Vancouver, Canada - Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announces that the deepest drill hole of the 2006 drilling program at the New Polaris gold property in northwestern BC, has intersected 7.1 gpt gold over a 10.2 m length. (0.21 opt gold over 33.5 ft) at an approximate depth of 500 m (1600 ft) below surface.

The 2006 drill program has now been successfully completed with the 24,394 m of drilling in 69 diamond drill holes into the C vein system. The final drilling highlights are shown in the following table:

Hole	From	Length	Gold	Length	Gold
(No.)	(m)	(m)	(gpt)	(ft)	(opt)

1707DE-1	425.6	4.5	11.8	14.8	0.34
incl.	425.6	1.0	19.0	3.3	0.55

1768DE-1	473.3	0.7	12.6	2.3	0.37
and	487.4	4.5	9.5	14.8	0.28

1768DE-2	538.4	10.2	7.1	33.5	0.21
incl.	538.4	6.2	8.9	20.3	0.26
incl.	539.4	0.8	15.5	2.6	0.45

1859E-2	297.5	1.6	14.9	5.2	0.43
and	336.2	2.1	15.6	6.9	0.46
incl.	336.2	0.8	25.5	2.6	0.74
and	417.4	3.4	11.0	11.2	0.32
incl.	417.4	0.7	27.4	2.3	0.80

True widths are approximately 70% to 90% of core lengths.

For drill hole locations, refer to the C Veins Longitudinal Section on Canarc’s website New Polaris Project. All previous drill holes are shown as solid circles and the holes reported in this news release are shown as stars. Note that this year’s drill hole numbers refer to location along the section lines, not chronological sequence. Therefore, previous drill holes located along the section lines will cause some gaps to appear in this year’s drill hole number sequence.

Like most of the previously released drill holes of the 2006 drilling program, these most recent holes were drilled to infill the C vein drill grid at approximately 30 m centres. However, the deepest holes, including 1768DE-2 were drilled up to 140 metres below the C vein drill grid in order to prove continuity of the  C vein system to depth.

Six deep drill holes were drilled in 1995 to test the C vein system at depth.  Five holes intersected high grade gold mineralisation between the elevations of 570 m and 700 m below sea level (b.s.l.) (see table below), however, the bottom of the C vein drill grid in 1995 was at only 250 b.s.l., leaving a large un-drilled gap between the -250 m and -570 m elevations.

Hole 1768DE2 and other deep holes of the 2006 drilling  have now demonstrated the continuity of the C vein to a minimum depth of 500 metres b.s.l., while the deeper footwall zone outlined by two drill-holes in 1995 at 700 m b.s.l. remains untested and is open for expansion.

Hole	From	Length	Gold	Length	Gold
(No.)	(m)	(m)	(gpt)	(ft)	(opt)

P95C40	493.0	5.9	8.5	19.4	0.25
	727.8	7.5	11.3	24.5	0.33

P95C42	318.5	3.8	13.7	12.5	0.40
	351.7	2.0	4.2	6.6	0.12
	456.5	1.1	13.1	3.6	0.38

P95C43	338.3	2.0	6.0	6.7	0.17
	354.5	2.5	15.1	8.2	0.44
	482.0	2.5	15.9	8.1	0.46

P95C44	586.5	3.1	18.8	10.1	0.55
	640.1	1.6	12.4	5.3	0.36
	692.4	1.8	28.1	5.8	0.82

P95C44A	586.4	4.8	16.0	15.7	0.47
	726.4	4.2	6.0	13.7	0.18

An independent N.I. 43-101 resource estimate is now underway, focusing on the C vein system at New Polaris. It will cover many, but not all, of the resource areas estimated historically by Beacon Hill (1988) and Giroux (1995). The resource study is scheduled for completion and release in January 2007.

James Moors, B.Sc., P.Geo, is the Qualified Person supervising the 2006 drill program on the New Polaris property.  He has instituted a Quality Control sampling program of blanks, duplicates and standards to ensure the integrity of all assay results.   All drill core is split by Canarc personnel at the New Polaris camp, and then flown to Vancouver for assay by ALS Chemex.   The core samples are dried, crushed, split and a 30-gram sub - sample is taken for analysis.  Gold content is determined by fire assay with a gravimetric finish on samples containing greater than 1 gpt Au, and other trace elements are analyzed by atomic absorption .  ALS Chemex also us es its own standards for quality control checks .

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal asset is its 100% interest in the New Polaris gold deposit, British Columbia, Canada.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700,  tel: 1-604-685-9700, fax:  1-604-685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

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Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.  We seek safe harbour.